UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, DC 20549

                                 Form N-54a

        NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION
                              54(A) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

      Name:                                       Silesia Enterprises, Inc.

	Address of Principal Business Office:       520 South Fourth Avenue
                                                  Suite 400
                                                  Louisville, KY 40202-2577

      Telephone Number:                           (502) 515-1680

Name and Address of Agent for Service
of Process:                                        James A. Reskin, CEO
                                                   Silesia Enterprises, Inc.
                                                   520 South Fourth Avenue
                                                   Louisville, KY 40202-2577

Copy to:                                           James A. Reskin
                                                   Reskin & Associates
                                                   520 South Fourth Avenue
                                                   Suite 400
                                                   Louisville, KY 40202-2577

Check one of the following:

[X] The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:
       Form 10SB12G, filed May 11,2001.

[  ]   The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Nevada and with its principal place of business in Kentucky; that it will be operated for the purposes of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Louisville and State of Kentucky on this 13th day of December 2004.

By:    ____/s/James A. Reskin_____
Name:  James A. Reskin
Title:  Chief Executive Officer

Attest:

By:     ____/s/ Kelly Turner_______
Name:   Kelly Turner
Title:  Chief Financial Officer